Exhibit 99.4

INFOSYS TECHNOLOGIES
Q4 RESULTS
EARNINGS CONFERENCE CALL
APRIL 13, 2004 2:00 pm IST

Moderator: Good afternoon ladies and gentleman. I am Prathibha, the moderator for this conference. Welcome to the Infosys 4th quarter results conference call. For the duration of the presentation all participants’ lines will be in the listen-only mode. After the presentation the question-answer session will be conducted for participants connected to SingTel, and after that there would be a question-answer session for participants connected to CyberBazaar India. I would now like to turn over the call to the Infosys management. Thank you and over to Infosys.

Krishnan: Thank you Prathibha. Good afternoon and thank you all for joining us today to discuss the results for the 4th quarter and year ended 2003-2004. I am Krishnan, and I am a member of the Investor Relations team in Bangalore. Joining me in this conference room in Bangalore, India, is CEO and President Mr. Nandan Nilekani, COO Kris Gopalakrishnan, CFO Mohandas Pai, and other members of the senior management team. We also have with us in this room Mr. Akshay Bhargava, CEO Progeon, and Stephen PrattPratt, CEO Infosys Consulting Inc. We will start with the brief statement on the performance of the company during the quarter and the year and outlook for the future. After which we would open up the discussions for questions and answers. Before I hand over to Mr. Nilekani, I would like to inform all of you of the safe harbor. Anything we say that refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is with our filings with SEC, which may be found on www.sec.gov. I would also like to remind all of you that this earnings call is being webcast live and is also being recorded. I would now like to hand over to Mr. Nandan Nilekani, President and CEO of Infosys Technologies.

Nandan Nilekani: Thank you Krishnan, and I would like to welcome each and everyone of you to this call. Today is a very happy occasion for us at Infosys. We have become a billion dollar company. At this event we have also recommended 3 for 1 bonus issue and also a one time special dividend of Rs. 100 per share. We have also given guidance for the coming year. We have said that under US GAAP we will grow at about 30-31% in dollar terms and a earnings growth of 27%. On Indian GAAP we have said we will grow at 24% and earnings growth at 20%.

Now for the quarter ended March 31st, 2004, our income from software development service and products was 1308 crores, an increase of 28% over the comparable income for the previous quarter and net profit after tax was 337.45 crores, an increase of 30% over the comparable net profit for the previous quarter. During this quarter we added 38 new clients. We added a net of 2425 employees across Infosys and in subsidiaries and net additions for the year was 9758 employees for Infosys and subsidiaries, and as of

March 31st, 2004, on the rolls of the consolidated company we had 25,634 employees. I think this is a historic milestone. It is also important to note that going forward we expect essentially the earnings growth not being the same as top line growth, primarily coming from the investment that we are making in Infosys Consulting in China and in banking product development, and I think that is a sign that we think pricing is going to be stable and that we will be able to absorb any of the pressures on the pricing. With this I will request Kris to say a few words and then give it to Mr. Pai.

Kris: Thanks Nandan and good afternoon everyone. This quarter, as Nandan said, we have added 38 new clients. With this we have three clients who are giving us more than $50 million of revenue and 131 million-dollar clients. We have 51 $5 million plus clients. Pricing has stabilized; you know we have seen that over the last three quarters, pricing has been stable. Our volume growth has been very high. We had volume growth of 49.5% this financial year. Our onsite efforts, excluding Australia acquisition, is 33.4%, which continues to be healthy. Package implementation continues to be one of the bearer services, 14.5% of the revenue comes from package implementation. About 35% of the revenues come from the services we have introduced in the last five years like package implementation, testing, engineering services, consulting etc. We are looking at a salary increase on the fixed component of 17% in India and this in some sense will be offset by the one time special bonus we paid, which amounts to about $23 million, and this gets offset and that is the reason why the impact of the salary increase is minimum when you look at the projections for next year. Attrition currently is around 10.2% and as Nandan said we have added highest number of employees over the last year and we are looking to add another 10,000 employees for the total Infosys group in the fiscal 2005.

Mohandas Pai: Thank you Kris. On a standalone basis we had 1308 crores revenues in the 4th quarter. We have grown 6% sequentially, 28.3% on a year-on-year basis. Net income was at 25.8%, 337 crores, which has grown only 2.7% sequentially, year-on-year has grown about 30.1%. At the operating profit levels we have grown 8.9% sequentially and 31.3%. We are seeing a adverse impact of the appreciating rupee. The rupee has impacted us basically because of the translation loss. We had a 37.95 crores translation loss, which lead to a negative impact on a exchange variation of something like 26.83, which is negative. So other income was reduced. Our other income for this quarter was 3.18 crores as against 47(inaudible) crores the previous quarter. It has come down and the primary reason is that as against a positive exchange difference of 19.52 crores, we are at 26.83 crores negative impact. So overall other income was 0.2% of the revenues as against 3.8, the consequent tax is also less, but nevertheless, profit after tax was 25.8%, but at the operating level the operating income went up to 29.4% as against 28.2%. If you take the full year for fiscal 2004, our operating profit was 33.3% as against 35.1% previously, and net income 26.1% as against 26.4% for fiscal 2003.

The major impact this year has been the rupee. The rupee has gone up by about 8.7% in terms of an annual appreciation. On an average the rupee has gone up by 5.3% in fiscal 2004 as compared to fiscal 2003, and this has ensured that for the full year because of the rupee appreciation our revenues have come down by 272 crores at the top level and as a bottom line a negative impact of 111 crores, a negative impact of 2.34% of revenues. So we have seen an adverse reaction for rupee. Going forward for the next year, we had said that our revenue guidance in rupees would be 24% and net income would be 20%. Now for the next year there could be three factors which could impact the margins;

1.	First could be the wage inflation, if any, Kris has explained about that, so the impact is not material.

2.	The second could be pricing; pricing we expect it to be stable, it has been stable for the last three quarters and will be stable going forward.

3.	The third is because of this rupee, we assume that rupee would be 43.4 for the entire year. We have a forward sale position of $203 million at Rs. 44.6, a small increase. The adverse impact of the rupee would lead to a decline in gross margin of 2.5%. We expect to reduce the SG&A by 2.2% and at the operating and net income levels the impact could be anything like up to 100 basis points.

We have also factored in a decline in non-operating income, because last year we had a 1% non-operating income due to exchange differences. In fiscal 2004, we had a overall exchange difference of 0.4% after adjustment, and we have not taken any exchange difference in the guidance going forward. This year we added about Rs. 1130 crores to our cash hoard. We spent Rs. 402 crores. Next year we are going to spend about Rs. 600-750 crores for capex. We are going to build between 10,000 to 12,000 seats.

Nandan Nilekani: Now I think we will throw the conference call open for questions.

Moderator: Thank you very much sir. At this moment I would like to hand over the floor to Rahima at SingTel to conduct the Q&A for international participants. After this we will have a question-answer session for India participants. Thank you and over to Rahima.

Rahima: Thank you Prathibha. We will now begin the Q&A session for participants connected to SingTel bridge. Please press *0 or $0 to ask question. The first question is from Mr. Michael. Go ahead sir.

Michael: Hi guys (name and firm inaudible). Just wanted to ask a couple of questions on organic sales. How much did Expert Information Systems contribute during the quarter and what is your expectation for the next fiscal year?

Mohandas Pai: Expert contributed about $7.7 million, that is out of the 10% sequential growth about 3% was contributed by Expert, 7% was contributed by Infosys organically, and in the whole year next year, Expert could contribute possibly on a incremental basis about extra $28 million in terms of incremental growth, because remember we had about one quarters’ revenue for the 4th quarter, and the next year we will have four quarters revenue.

Michael: When you are saying in terms of incremental you mean 7.7 plus 28 or just 28 in total for FY-05?

Mohandas Pai: I am assuming that for the next year we already add one quarter this year so we will have three quarters of 7.7 plus an incremental growth.

Michael: Right okay, yeah thank you. And then the next question is just wanted to ask if I may was around wage inflation, you said there was a $23 million bonus, and why do you believe you might have wage inflation when you have got annualized attrition that looks to be close to 15%?

Kris Gopalakrishnan: Over the past few years Infosys has moved to a variable compensation structure and so variable compensation means that the company does well you know we increase the pay out to our employees based on certain formula. This year over and above that because of the special nature of the occasion we gave a bonus, one time bonus, and that is the $23 million I was talking about. So when you look at the variable compensation that allows us the flexibility to look at wage increases. This is what we have converted partly to fixed for next year, which is a 17% increase.

Michael: Okay so it is a 17% increase effectively, you are just moving it from variable to fixed. Okay thank you.

Rahima: Thank you sir. The second question is from Mr. Singh, Singapore.

Singh: Hello. Can you hear me?

Kris Gopalakrishnan: Yes please.

Singh: Sir could you give us some idea about what could be the contribution of Progeon in FY 2005?

Mohandas Pai: In FY 2005 we have said that the consolidated basis 1381 to 1392, Progeon could be something like $30-31 million out of this. In the previously it had contributed about $17 million, so next year $30-31 million could be contributed by Progeon.

Singh: And also in this quarter I notice that revenues from North America came down significantly, any reason behind that?

Mohandas Pai: Australian acquisition was about $7.7 million, that will be about 3.8% or so, and I think that was about the difference.

Singh: Even in absolute terms I think revenues from North America were flattish in the quarter.

Mohandas Pai: Yes, we were seeing that Europe has been ramping up, Europe has been going up for the last few quarters, and European growth has been fairly strong. So it is not a trend whether North America is slower or faster, it is just that we had impact of Australia and there has been a geographical redistribution.

Singh: Okay. And you know what I am trying to drive to, that see we are seeing a lot of noise against outsourcing in US, is that impacting us in anyway and is the current quarter slow down to some extent the reflection of that or is there just a quarter-on-quarter noise as you would put it?

Nandan Nilekani: I will talk about the offshore backlash and its impact. Especially in the US because of the election and this being the election year and the jobless recovery there is a lot of press and you know a whole lot of other things going on which is creating a atmosphere of the offshore backlash. Now our clients are reacting to this by saying that we need to be much more careful about change management within a company as well as how it is communicated to the general public, but their resolve to continue to accelerate the offshore outsourcing is not weakening and all of them have aggressive plans going forward to increase their share of wallet from outsourcing.

Singh: Okay, and this is a last question to Mr. Pai. Sir in our standalone accounts I saw that employee cost were somewhat flattish to some extent down, Indian GAAP standalone account. Any reason behind that or is it some mistake on my part?

Mohandas Pai: No, it is slightly down, because you notice that our bonus accrual is based upon a formula and as per the formula it is slightly down the fourth quarter.

Singh: Okay, thanks sir.

Rahima: Thank you sir. The third question is from Mr. Sujeet from UBS.

Sujeet: Yeah, good afternoon gentlemen. Congratulations on a good quarter. My first question was on the wages again. Any increases on the onsite front?

Mohandas Pai: Well there has been some increase on the onsite front because of promotions, otherwise a very small increase. So on the overall context it is not a very material increase. Offshore, we ended last year with 13%, offshore salaries to revenue are of 13% if you remove $23 million, that will be 2.1%, so it will be 10.9%. On 10.9% if you add 17%, it will be approximately 2%. So of the 13% it will come back to 13% next year, like one of the questioner said, the variable becomes fixed. To that extent increase in salaries in fiscal 2005 will not drive up cost in any significant manner.

Sujeet: Okay. So onsite wages would be about 2 or 3% kind of increase?

Hema: About 3-4%.

Sujeet: 3-4%, okay. And secondly, on EIS again, this is to clarify again, you said the $28 million incremental revenues means for the full year it will be around 36 million, is that correct?

Mohandas Pai: You are speaking about Australia right?

Sujeet: Yes.

Mohandas Pai: Yeah 28 million on the basis that we had 7.7, 8x3 is 24, because one quarter is already there, right?

Sujeet: yeah.

Mohandas Pai: So we assume some growth, comes to 28.

Sujeet: Okay. And lastly on your consulting initiative, how are you going to be pricing the service compared to other MNCs on global players and would you be having any domain, horizontal or vertical focus, here?

Kris: This is Kris here. The pricing will be comparable because the services are going to be very similar. Only thing is, overall, the cost to the client will be lower because we will be leveraging the global delivery model both for the technology piece as well as the consulting piece, and you know we.., what is the second part?

Sujeet: Any specific focus in terms of vertical, horizontal, or domains?

Kris: Definitely, you know, the consulting group also will be looking at aligning with respecti to our existing verticals.

Sujeet: I notice that most of the people you have got on board right now are more on the CRM kind of expertise side, so would this be the initial area of focus?

Kris: That is something which we are looking at based on our existing clients and based on, you know, yeah, the experience of the people and things like that.

Sujeet: Okay, and you have a target of 75 people in the first year, is that correct?

Kris: That is correct.

Sujeet: Okay, thanks a lot gentleman.

Moderator: Thank you sir. The next question is from Mr. Ajay Sharma from Citibank, to you sir.

Ajay: Hi. Congratulations on crossing $1 billion in revenues and for giving good guidance. First of all, offshore volumes this quarter were up just 6%, anything to read into that or it is just quarter to quarter aberration.

Mohandas Pai: It is a quarter to quarter variation and onsite has gone up because it includes on a consolidated basis the impact of our Australian acquisition because the whole work in Australia is done onsite.

Ajay: Mohan, if you see the difference between consolidated and unconsolidated revenues, it is something like 40 crores, which is just about 7 to 8 million US dollars, but I guess, that includes Progeon as well, right? So, how come you are saying Expert is 8 million plus another 5 million of Progeon, that should be at least $13-14 million but the difference as per your accounts is just about $8 million.

Mohandas Pai: Let me explain that, for a part of the Australian revenue, Infosys bills, because the contract belongs to Infosys, and Infosys pays a part of it to the Australian operation. If you take Australia on a standalone basis then the revenues are 7.7. If you use Australia for income earned outside this contract, it is 3.8. So, this is essential difference, and the cost of that comes as subcontracted cost in our cost of revenue.

Ajay: Okay understood.

Mohandas Pai: So it is not a trend any more. It is just that that is the way the contract is.

Ajay: And, secondly, Mohan this $23 million bonus, how has it accrued quarter to quarter in last year, was it sort of evenly spread out or.

Mohandas Pai: Yeah, spread out.

Ajay: Okay. Thanks.

Moderator: Thank you. Each party will have only one question. The next question is from Mr. Kamakshi Rao from Japan, to you sir.

Kamakshi: Thank you. I have a question about your dividend policy. You have made the special pay out for just this year, what is your, do you have a guidance or a policy which can articulate as to what we may expect on future dividends.

Mohandas Pai: Kamakshi it is nice talking to you. Our dividend policy remains the same. We pay out the dividends not more than 20% of post tax profit. So as you know investors and analysts have been asking us for the last 4 years about our cash balances, and we have been telling them that one to one superior return, we have a model which says much cash is required and we have been telling them that if they have any message for us, which we will pass it on to our board. And now we have reached a billion dollars and we made an evaluation and felt that a one-time dividend would be most appropriate in the circumstances. So we paid that one-time dividend and we call it a one-time special dividend, it means it will not reoccur, that is the message.

Kamakshi: Right, so your overall dividend policy remains the same which is you have a ceiling of 20% of PAT.

Mohandas Pai: Yeah.

Kamakshi: Okay, thanks a lot Mohan.

Mohandas Pai: Thank you very much Kamakshi.

Moderator: At this moment there is no further question from participant at Sing-Tel. I would like to hand over the proceeding back to Prathiba. To you Prathiba, thank you.

Moderator: Thank you very much Rahima. We will now begin the Q&A interactive session for participants connected to CyberBazaar, India. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to restrict to one question in the initial round of Q&A session. To ask a question, please press *1 now. We take our first question from Mr. Amit Khurana of IL&FS Investmart.

Amit: Hi. Mohan, I was slightly confused on the 23 million pay out that we did and relating it to the 17% increase, could you explain that a little bit in detail that will help.

Mohandas Pai: Yeah, we had a 23 $million pay out which is equal to 100 crores. Now, I will talk in dollars because it is more constant than rupees, rupees are shifting. On a billion and forty-two, 23% could be 2.1% of thereabout. Therefore, our total Indian salary for the entire year, offshore salaries have been 13% of revenues on a billion forty-two. Out of the 13%, if you remove 2.1%, which is a one-time bonus, then you get 10.9%, which is a regular offshore to revenues matrix. On that if you add 17%, you get, you know, close to 2%. So that comes back to 13%. So to the extent that we had this 2.1% and $23 million special bonus, the wage increase matches almost that, and that is why we said that this has been absorbed into the model.

Amit: Okay, and you also said that this was evenly absorbed during the quarter, so I am trying to understand where does that gets reflected in the current quarter because absolute levels, we have gone down on our staff cost at the gross level.

Mohandas Pai: Yeah, it has been absorbed quarter to quarter based upon a particular model, depends up on the number of people who have come in, the period they spent in the company, etc. In the fourth quarter the salaries have come down because, remember today, when you have a variable model, the variability depends on many things. The margin depends up on the performance of individual unit, etc. That is why in the fourth quarter, for Indian salaries there is slight decline.

Amit: Okay. And, in terms of let us say the rupee assumptions, it seems to be that you are working on a let’s say about 4-5% rupee appreciation again in the current fiscal. Is that a fair estimation?

Mohandas Pai: Let me explain this. For last year, the rupee on an average compared to this year, the difference is about 5.3%, all right? The average rate for fiscal 2004 is 45.78, the closing rate is 43.4. For this entire year, we used a conversion rate of 43.4, and since the rate for the entire last year was higher than this year that will show that there is an impact on the rupee, and the rupee is about 5, it may be about 5% and odd. Do you get the point?

Amit: Yeah, that is about 5.1%, you are right. Okay, all right fine, I have few more questions, I will come back in the second round, thank you.

Moderator: Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. Next in line we have Mr. Chetan Shah from Quantum Securities.

Chetan: Yes sir, this was in connection with the verticals, especially telecom vertical has shown tremendous growth last quarter, so in the current fiscal, what are the verticals where you see increased spending?

Mohandas Pai: Can you repeat the question please?

Chetan: Yeah sir, if you can just comment on the verticals where you see more IT spending happening and hence more growth happening for Infosys in the current fiscal.

Mohandas Pai: Let me just phrase the question back to you. Your question is, which verticals are spending more on IT?

Chetan: Right.

Mohandas Pai: Okay. We are seeing that there is a rebound in spending to a certain extent, a weak rebound, in some high spending verticals like financial services and retail as well. Telecom which had been impacted very severely in spend is also picking up. It is now close to the levels which you should be pre-bust, but spending has picked up in telecom from the bottom as well. And in all other, across the board, across all verticals, we think discretionary spend in this year will be slightly up above last year.

Chetan: Okay sir. Thanks.

Moderator: Thank you very much sir. We move on to our next question, our next question comes from Mr. Anantha Narayan of Morgan Stanley.

Anantha: Hi, thanks. Mohan, just one question, can you just run us through like a philosophy and thoughts on having stock bonuses, especially given the stock is fairly liquid now.

Mohandas Pai: Anantha, we have given a bonus in 94, 97, 99, it was a stock split of 2 for 1. In fiscal 2000, for the last three years, four years now, we had not given anything to our shareholders. There is adequate liquidity in the stock in sort of a way, but people have been voicing concern as the entry price for them is really high, and two, there has some request to equate the ADS ratio with the local ratio so that the ratios look very similar and we thought that the time has come when we have to realign our issued capital in terms of number of shares to take note of this fact. We also made a study about comparable companies in India, comparable companies outside India within space, and found out what is the median and the mean number of shares in all these corporations, and we felt that it will be most appropriate if we were to give a bonus in this particular ratio of 3:1, and of course the philosophy is to look at these issues on an ongoing basis because the bonus issue for shareholders in India does signify that we look at the future with optimism, which we have been always doing, and it does reassure them that the prospects for this corporation are bright.

Anantha: Thanks, and wish you all the best.

Moderator: Thank you very much sir. Next in line we have Mr. Rahul Dhruv from Citi Group Smith Barney.

Rahul: Yeah, hi, good afternoon. My question actually comes back to the same thing on the variable pay, the $20 million that you mentioned, I mean, last quarter you had pretty decent cushion which I guess you have used up this quarter because of the salaries, which have actually dropped, not only the salaries and the cost of goods sold, but also on the sales and marketing actually dropped. That means that whole cushion, I guess, has been totally removed, would I be right in saying that there is no further variable component left in there, which can be used in the future for unwinding in case there is a margin shock.

Mohandas Pai: Rahul our compensation policy is based upon a model where the quantum of the variable component is clearly defined, and the triggers for those variable components to come into place defined, announced well ahead of time, so people can do the calculation themselves. The one thing that happened last year was the fact that we accrued the money for a one-time dividend over four quarters, and the reason for the accrual was very simple that reaching a billion dollars is a very unique thing for a corporation, which has grown from 10 million dollars in 1994 to billion dollars in 2004. There is nothing like a cushion or anything else that is there, but the point was in terms of an explanation, next year we are not going to have a one-time bonus. We had a one-time bonus, the hit was 2.1. We increased salaries. Next time if you calculate the impact of the salaries on the overall revenue, you have to exclude this and then calculate and then exactly what we had done to point out this fact to our analysts and the shareholders.

Rahul: Right. So Mohan that means going forward there will be no variable pay. I think you are assuming that 7-8% increase....

Mohandas Pai: No, there is variable pay, because we have variable pay under three components based upon company performance, based upon unit performance, and based upon individual performance. That variability still remains, and the variability has been enhanced this year as part of our compensation review, but in addition to that we had one more variable that is this one-time bonus.

Rahul: Right. And secondly on onsite salaries you mentioned there is a, you know, 3%-4% increase. I guess this should be the first increase in three or four years and what would be the trigger for that, I mean, I remember Kris mentioning earlier that if onsite salaries actually start moving up then billing rates will also start moving up. Is this is an indication?

Hema: Essentially promotions and growth in personal profiles.

Rahul: Right, but there is a deflation in onsite salaries at this point in time, continuous, I mean it is in the US. So you are giving a hike, does it really mean anything for pricing going forward?

Hema : No we have already reckoned that and we are already at a higher point. So basically we are only willing to increase in planes of promotion.

Rahul: Sure, I guess I had one last question and this is on the, you know, the client profile. If you try and break up the revenue coming from the clients, which are between 10 million dollars to 50 million dollars and anything below 10 million dollars, where would you really see the growth going forward, I mean, I am just trying to briefly get a correlation between that and your potential expectation of saving in sales and marketing.

Mohandas Pai: Our growth is coming across the board. There are a lot of new entrants into, you know, the five million dollar category or new accounts with serious intentions of growing offshore outsourcing, and the clients that are already hitting large numbers and large shares of wallet are also expanding it. Now there are obviously some clients where share of wallet (inaudible) certain level and growth slows down, but it is more than matched by new accounts and young accounts growing.

Rahul: Thank you very much.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Next in line we have Mr. Pramod Gupta from ABN Amro.

Pramod: Hello sir, congratulations on achieving the milestone of a billion dollar. Just a couple of clarifications, what was the quarterly rupee-dollar rate for this fourth quarter?

Hello

Mohandas Pai: What is the question?

Pramod: I was asking what is the rupee-dollar rate for the fourth quarter for the conversion of revenues?

Nandan Nilekani: Sorry the mike is not on.

Pramod: Hello

Mohandas Pai: Yeah, can you hear me now?

Pramod: Yeah I can hear you.

Mohandas Pai: The revenues are converted at the month end rate. So for the first two months, January and February, the rates were higher at 45.23 or something like, but in the month of March because the billing is done in the last day of March, the conversion was at 43.4, 4% less.

Pramod: For the full quarter what was the rate, sir?

Mohandas Pai: For the full quarter, just hang on for a minute. Just one minute, Pramod.

Pramod: Sure, sure sir.

Mohandas Pai: Pramod I do not have the data here right now, I will give it to you later.

Pramod: No problem, I will take it later. Another question that I was wanting to know was sir, is there any billing that you do in the local currency, what I mean by local currency billing is basically that you have the rates that, say Euro per hour or Japanese yen per hour, that kind of contracts and how much do you think they will be as a percentage of your revenues.

Mohandas Pai: For the fourth quarter the average rate was 44.68.

Pramod: Okay.

Mohandas Pai: Okay, we have 20% of revenues coming from currencies apart from the dollar, which is GBP and Euro substantially, 1.2% rupees, and other are from other currencies. Did I answer the question?

Pramod: No, but basically lot of these revenues in the other currencies still the rates negotiated are still in dollar per hour I am asking...

Mohandas Pai: No, no, no these are all rates negotiated in other currencies and paid in other currencies and received in other currencies.

Pramod: Thank you sir, thank you very much.

Moderator: Thank you very much sir. Coming up next is a question from Ms. Mithali Ghosh of DSP Merrill Lynch.

Mithali: Yeah, thanks and congratulations to the management. My question was really, I was trying to understand how you see your revenue mix developing, you know, in the medium to long term over the next few years and in that context I wanted to understand what is the sort of percentage of revenues you would expect from consulting, you know, in the may be next three to four year kind of timeframe. Also, you know, connected to the same thing on your consulting practice, I wanted to understand how this is really different from, you know, what you were doing earlier in terms of your business consulting unit that you had in house if you could please discuss these.

Kris: See we have, this is Kris here, we have stated that we are looking at about 75 people in the first year and 500 people over the next three years. We have not come out with a revenue guidance for consulting group at this point. The difference between our existing consulting practice and this is really in terms of scale in terms of, you know, our ability to do much larger assignments, in terms of, you know, the positioning we would have in the market. We feel now that we can compete head to head with the existing consulting companies out there, you know, significantly change the brand equity of Infosys from an application development maintenance, you know, software services company to a consulting and software services company. So that is objective for Infosys Consulting.

Mithali: Right, and how do you plan to synergize your consulting marketing strategy with your domain consultants and your existing verticalized sales in the US.

Kris: See what we will do is, we will do account level planning, we will look at, you know, which are the target markets to go after and you know it is all one group, you know, it is really, structurally there are two different companies, but operationally, you know, in sales and marketing, go to market, angle it all will be one company. It is the same with Progeon also. We have seen that some of the clients want to look at IT plus operations as a service from their vendors. So even across Progeon, you know, the same cooperation or same sales and marketing strategy will hold good.

Mithali: Right, and just one last question if I may on your China initiative, how many people do you have there currently, and also in other so called low-cost delivery centers what would be the kind of setup you have globally?

Kris: China, as we answered last quarter we are in the investment phase. Now we have setup the infrastructure there and we have just know recruited the first group of people there. In next one or two months we are going with an aggressive recruitment. There are a lot of people who are ready to join us and the capacity is going to be built up to 200 people over next one year.

Mithali: Any other low-cost centers where you have already setup?

Kris: We have setup center in Mauritius. There are about 10 people there. It is mainly a disaster recovery center. Other than that we have not setup any center, so called low-cost economy.

Mithali: Thank you.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Participants are also requested to kindly use your handsets while asking a question. We take our next question from Mr. Chellappa of Franklin Templeton.

Chellappa: Yeah, FY03, Infosys has won quite a few orders....

Nandan Nilekani: Chellappa you have to speak up, we can’t hear you clearly.

Chellappa: Yeah, see revenues from products have declined in absolute terms in FY04 compared to FY03. Infosys has won quite a few orders from Indian banks in FY04, so do you expect a rebound in product revenues next year?

Kris: See in products, you know, the revenue recognition requires you to look at when the product is implemented, when the product is being used, etc. So, you know, even though we have won several new deals etc., the revenue recognition norms will require us to look at a smoothened revenue stream.

Chellappa: Thank you.

Moderator: Thank you very much sir. Next in line we have Ms. Priya Rohida from Resco Sify.

Priya: Yeah, good afternoon sir, congratulations on being a one-billion-dollar company. My first question relates to the utilization excluding trainees, which has gone down from 82.5% to 78.9%?

Shibulal: Hi, this is Shibulal. Our utilization target is high 70s and low 80s, so in that sense, we are within the range. Also, we have added a large number of people over the last couple of quarters, who have come out of training and joined the production stream. So that is one of the reasons for the utilization..., but one also needs to remember that the bench, or the so called bench which is there consists of various things like training, long leave, vacation, maternity leave, and all kinds of other things, and this also is a resource available for our future growth.

Priya: Okay, can I have the billing rates for the quarter for onsite and offshore? Hello.

Nandan Nilekani: Hello we are giving you the rates.

Priya: Yeah, can I just ask one more question? If I could have the break up of number of client additions from US to the total client additions in this quarter?

Shibulal: Yeah, onsite 10,804 and offshore 4502. We do not have the breakup right now for clients in the US, for addition, and client in the Europe right now. We do not have that piece data at this point of time.

Priya: Okay I will take it later, no problem. Thank you.

Moderator: Thank you very much mam. Our next question comes from Mr. Shrivatsa of UTI Mutual Fund.

Shrivatsa: Yeah hello, sir there has been an absolute decline in US revenues from 907.5 crores to 883 crores. Is there any explanation for this?

Mohandas Pai: What is the question Shrivatsa?

Shrivatsa: Yes sir, there has been an absolute decline in US revenues to about 883 crores from 907 crores last quarter and the rest of the world has actually doubled to 175.5 crores. So is there any reason why the rest of the world has doubled and US has actually declined on a sequential basis.

Mohandas Pai: Yeah, there is a reason for that, is that the rupee has appreciated against the dollar, one, and two the share of the rest of the world has gone up because of the Australian acquisition. That is why in the geographical segment you find that the share of the United States has come down to something like, I got the data somewhere here I will give it to you, it has come down to 65.5% from 72.2%, that means it has not grown, it has been stagnant while the rest of the world has grown partly because of growth and partly because of acquisition.

Shrivatsa: But it has actually doubled from around 81 to 175 crores, where as the acquisition is just around 7.7 million dollars. So is there any very significant client ramp ups in other geographies, in rest of the world?

Mohandas Pai: Yes, Japan has gone up to 10.84 million dollars, 3.6% from 2.8% in the rest of the world. Australia of course has gone up. The Japanese income has gone up.

Shrivatsa: Okay thank you sir.

Moderator: Thank you very much sir. We take our next question from Mr. Sandeep Shah of Tower Capital.

Sandeep Shah: Yeah sir, if you observe that in the BFSI vertical there is an absolute decline quarter on quarter. So can you give us the reason for this? Hello.

Mohandas Pai: We heard the question. BFSI has declined from 104 million dollars to 100.34 million dollars and it has come down in insurance from 35.39 million dollars to 30.86 million dollars. It has got up to do with the fact that couple of clients did not ramp up and there is no, we do not discern any trend at this point of time in this. BFSI continues to be strong.

Sandeep Shah: Okay, thank you.

Moderator: Thank you very much sir. Our next question comes from Mr. Mahesh Vaze of SSKI Securities.

Mahesh: Yeah, hi, the MNC competition has been around for sometime now and has been ramping up as well. Do you see any change in the competitive scenario as compared to one year ago do you see them more often either as recruiters or as competitions in new business?

Nandan Nilekani: Can you repeat that please, I am sorry?

Mahesh: Yeah, See the MNC competition has set up shop in India a couple of years ago, and they have been ramping up both in their strength here as well as their offshore marketing arms. So do you see some change in competitive scenario vis-a-vis the MNC competition over the last twelve months or so?

Nandan Nilekani: No in term of the business side or in terms of recruitment scenario?

Mahesh: Business side predominantly?

Nandan Nilekani: No I think business side it is very clear that our business model that Infosys has invented has fundamentally changed the paradigm for value for money in this thing, and all of them are under extreme pressure to duplicate or replicate what we do and because of that it is causing them tremendous internal turmoil to cut cost, reduce their staff, displace their staff, reduce their sales and marketing expenses, cut bonus, etc. So clearly there is a high level of discontentment and low morale in those organizations. So we continue to win business against them in the market place.

Mahesh: No. Nandan has it changed over last one year or so? Has the intensity of the effort increased?

Nandan Nilekani: No, actually, you know, I think, you know, the whole issue of MNC competition has been over blown. I think it is an Indian mentality, which is not able to deal with confidence on these issues. We have had more than several years of MNC competition, they are ramping up and we are ramping up. We have been very successful in retaining our employees. Our new compensation package with variable pay etc. has made it much more attractive, plus when you work in Infosys you have a chance to fulfill your dream of building a next generation company. If you work in a MNC, you are working in the back quarter of anonymous multinationals. So I think clearly there is whole big difference that we need to recognize.

Mahesh: Yeah, and what is your tax rate assumption for the guidance?

Nandan Nilekani: Tax rate, 4.5%.

Mahesh: Thanks a lot.

Moderator: Thank you very much sir. Next in line we have Mr. Anupam from HSBC.

Anupam: Hi, Nandan and team, actually I have a slightly longish term question, which is at if you look at the model which we are running today, or the leverage of this model, we have excellent volumes, but we have cost issues like wages, SG&A, utilization, we are going into a capex mode..., and finally taxes. So basically what I am getting at is, we are running into leverage model where the top line is great, but by the time we come to the bottom line it is subdued. For example look at your own guidance, the top line is higher than the bottom line. Is there anyway this model can change, which means we have the reverse or a better leverage, which used to be the case. Basically, where I am coming from is (inaudible), I am trying to understand the intensity of business also...

Nandan Nilekani: No I want you to understand a couple of things. First of all I think to have a billion dollar revenue with a 25% net margin is a nontrivial achievement, please understand that. Secondly, when we talked about our growth for the next year we said that our top line growth in US dollars will be 31% and our bottom line growth in US dollar will be 27%. Now the difference in top line and bottom line growth of the next years is coming for the simple reason that we are making additional investments in the future. We are investing in Idea, as you know our Infosys Consulting, as you know we are investing 20 million dollars there, and we are investing in China to build up the facilities, we are investing in BBU to take our product Finacle to the US market. We are making substantial investments in the future, and it is the cost of those investments, which is the reason why the earnings growth is not the same as top line growth. If you were to exclude the investments we are making for next one year, the profit growth would be the same on the top line growth and therefore to get 30% top line growth on a billion dollars and maintain the operating profit I think is quite significant.

Anupam: Right, right. I appreciate that. Probably I went into the variables, what basically rephrase the question would be, to get a 30% growth on a billion dollar company you need to move into areas or you need to invest into engines, which will yield lower returns for example the labor arbitrage in consulting if I am understanding is correct is lower than a pure technology business. So, yes, the growth is coming. Yes, for that growth which is stupendous, so nothing taken away from that. The investment required or the return of that investment or the arbitrage on that incremental labor, which is high value add goes down. Is my understanding correct?

Nandan Nilekani: No, I do not know what is the model that you are using, but we believe that the combination of world class consulting that Infosys Consulting will offer along with the excellence in execution of our global delivery is going to create a unique value proposition, value for money in consulting, which is going to make a big difference to the market place. The fact of the matter is that customer is sick and tired of paying outrageous fees and having projected cost overruns all the time, and they want a new model where there is predictability, reliability, robustness, and make sure that they get what they want, and I do not think you have understood the full extent of discontentment and dissatisfaction in the market place with the incumbent behavior.

Anupam: Right, right, right. Okay, thank you.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round. Next in line we have Mr. Shrinek Shah from Crystalline Securities.

Shrinek Shah: Hello, hello.

Mohandas Pai: Yes, we can hear you.

Shrinek Shah: Yeah, what about your forward cover, (inaudible), why cannot we get more aggressive where forward cover is concerned.

Nandan Nilekani: Well, I must tell you this, we have forward cover of 203 million dollars at 44.6 rupees to the dollar. There are regulatory constrains in getting forward cover. Today you can get forward cover only up to 50% of the past year’s revenue or the average of last three years revenue out of which 50% alone can be done in the form of forward sales without documentation. Documentation means documentary evidence of business, which is like an LC or a purchase order or things like that. These documents do not apply to the software industry so we are constrained in expanding our forward cover beyond a point and we have taken this up with regulator to ensure that we have the operational freedom to take forward cover and for the risk management policy decided by us and approved by our board. So there are regulatory constrains.

Shrinek Shah: What is the maximum that you can have a forward cover for?

Mohandas Pai: Well technically 250 million dollars without documentation and 250 million dollars with documents.

Shrinek Shah: And, what about future recruitments, what is..

Mohandas Pai: Future is all based upon the past. It is not based upon the future growth. That is the problem.

Shrinek Shah: But what kind of recruitments are we looking at, or plan for?

Kris: We are looking at for the total group 10,000 people for the financial year and we are looking at 8,000 people for the software services side.

Shrinek Shah: Okay, thank you.

Moderator: Thank you very much sir. At this moment we take our last question from Mr. Dipen Shah of Daulat Capital.

Dipen Shah: Okay, congratulations on a good quarter and good guidance. Most of the things have been answered. Just a couple of clarifications, Mohan just stated that tax rate assumption for the next year is 4.5%. I believe the tax rate for FY 2004 was 16%, so is that disconnect or am I understanding it wrong?

Mohandas Pai: Well this is a great question as usual. You know I said earlier that we have not included any income from exchange differences and over the full year we had some income that is not there to the extent that taxation amount is less, and the other thing is that little bit more the other income will not be taxed the next year, and third important thing is that profitability overseas where most of the tax is coming down, because the offshore content is going up. So onsite we do not expect per capita revenues to rise in a significant manner. There could be a small wage inflation or increased marketing cost or the like, so to an extent, this thing will come down, and that is the impact.

Dipen Shah: Okay and the last thing was that what is the profitability of Progeon during the quarter and how do you see it going forward in the next year?

Mohandas Pai: Progeon did about 5.9 million dollars and had a loss in the fourth quarter of something like 4,13,000 dollars. We had a loss because we accelerated the salary hike that was budgeted for April to January. We increased the head count compared to the budget to take care of future requirements, and there was some bench because we hired aggressively for a couple of clients and, you know, in a Progeon kind of transaction oriented business sometimes the ramp up gets delayed because of a client taking some more time in transferring work. So nothing very material, but these are some of the things that we have to do in order to make sure that our growth is secured for the future.

Dipen Shah: Okay, any comments on how about the next year the profitability looks?

Mohandas Pai: Well next year we said 30% to 31% and we are assuming that it will be mildly profitable, it will not pull down increase EPS, it may not add to increase EPS in a very significant manner, to be marginal at best, because you know this is a growth business and to scale that maybe we have to invest more.

Dipen Shah: Okay, okay, and just the last thing like the onsite billing rate, which you told at about 10804, are these including the Australian subsidiary or is it excluding it, only for Infosys.

Mohandas Pai: Includes Australia, for total global services.

Dipen Shah: Okay, thanks very much and all the best.

Moderator: Thank you very much sir. At this moment, I would like to hand over the floor back to Infosys management.

Nandan Nilekani: Thank you all folks, thank you so much for coming on this call and we will see you same time next quarter.

Moderator: Ladies and gentlemen, thank you for choosing CyberBazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.